LandBridge Company LLC

5555 San Felipe Street, Suite 1200

Houston, Texas 77056

February 14, 2024

Division of Corporate Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	LandBridge Company LLC

Submission No. 2 to Draft Registration Statement on Form S-1

Submitted December 15, 2023

CIK No. 0001995807

Ladies and Gentlemen:

Set forth below are the responses of LandBridge Company LLC (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated January 9, 2024, with respect to Submission No. 2 of our Draft Registration Statement on Form S-1, confidentially submitted with the Commission on December 15, 2023. Contemporaneously herewith, we are confidentially submitting Submission No. 3 of such Draft Registration Statement on Form S-1 (“Submission No. 3” or the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Submission No. 3 unless otherwise specified.

Draft Registration Statement on Form S-1 Submission No. 3

Summary

Our Assets

Our Core Position, page 5

1.

We have read your response to prior comment 5 and note the revised disclosure of high-probability undrilled well locations includes a total of 7,662 locations (pages 17, 110, and 135) which is not fully explained by the 3,561 locations in the Core Position and 3,383 locations in the Southern Position. Please expand your disclosure to identify the remaining 718 high-probability undrilled well locations.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 8 and 128 of the Registration Statement to describe the 1,747 identified well locations existing within a 10-mile radius of our surface acreage in the Northern Position. Such well locations were previously omitted as immaterial.

U.S. Securities and Exchange Commission

February 14, 2024

Sources of Revenue, page 9

2.

We acknowledge your revised disclosures in response to prior comment 6. We also refer to your response to prior comment 22, and note that you state there is no minimum commitment in your contracts with your significant customers. Please revise to balance your disclosures in this section to explain that although you may expect the production in the Delaware Basin area to be long-term, your contracts with your significant customers, which represent a significant portion of your revenues, contain no minimum commitment provisions.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 11, 12 and 131 of the Registration Statement accordingly.

Redemption Right, page 23

3.

We acknowledge your revised disclosures in response to prior comment 9. Please also revise to clarify, to the extent correct, that there is no time limit to this redemption right, and that a holder of an OpCo Unit would be able to exercise this right immediately after the offering.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 23, 34, 76, 175 and 179 of the Registration Statement accordingly.

Organizational Structure, page 25

4.

We acknowledge your revised disclosure in response to prior comment 10. As previously stated, please revise your registration statement to explain how the ownership structure in the diagram is “simplified.” Please also further expand your disclosures to clarify the timing and order of the events, and confirm that all information regarding your reorganization, including the approximate anticipated ownership split, will be provided pre-effectively. In addition, we note that in your response to prior comment 8 you stated that NDB Parent will own an estimated equity interest in OpCo of 70%. Please revise your disclosures as appropriate, including in the summary, to discuss any risks associated with having a minority economic interest in OpCo, or advise.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 25 and 26 of the Registration Statement accordingly. We advise the Staff further that, although the Company will hold a minority economic interest in OpCo, the Company will be the sole managing member of OpCo and will be solely responsible for, and have control over, the direction, business and operations of OpCo. NDB Parent’s estimated equity interest in OpCo of 70% will represent a non-controlling interest in OpCo, under which NDB Parent will not have any participating rights in the management of OpCo or rights to remove, or alter the rights and obligations of, the Company as the sole managing member of OpCo. As such, due to OpCo’s governance structure, the Company will control OpCo notwithstanding the Company’s minority economic interest in OpCo. We believe the following risk factors, which we have described on pages 64, 75 and 76 of the Registration Statement, address the non-governance related risks associated with the Company’s minority economic interests in OpCo:

U.S. Securities and Exchange Commission

February 14, 2024

“Risk Factors—Risks Related to this Offering and Our Class A Shares—Our ability to pay dividends to our shareholders may be limited by our holding company structure, contractual restrictions and regulatory requirements,”

“Risk Factors—Risks Related to this Offering and Our Class A Shares—We are a holding company. Our sole material asset after completion of this offering will be our equity interest in OpCo, and accordingly, we will be dependent upon distributions from OpCo to pay taxes and cover our corporate and other overhead expenses” and

“Risk Factors—Risks Related to this Offering and Our Class A Shares—In certain circumstances, OpCo will be required to make tax distributions to OpCo Unitholders, and such tax distribution may be substantial. To the extent we receive tax distributions in excess of our actual tax liabilities and retain such excess cash, OpCo Unitholders would benefit from such accumulated cash balances if they exercise their Redemption Right.”

Industry

Hydrocarbon Value Chain, page 110

5.

We note your statements regarding your competitive position within your industry and your use of information, metrics and various estimates using data from third parties such as Enverus and Netherland Sewell & Associates (NSAI) here and elsewhere in your prospectus. Please tell us the general terms, conditions and limitations, if any, imposed by Enverus and NSAI for the use of this data in your prospectus. To the extent that you commissioned any of the third-party data that you cite in the prospectus, also provide the consent of the third-party in accordance with the Securities Act Rule 436 and revise your filing to include this clarification.

RESPONSE: We acknowledge the Staff’s comment and describe below the general terms and conditions contained in the agreements with Enverus, Inc. (“Enverus”) and Netherland, Sewell & Associates, Inc. (“NSAI”) regarding the Company’s use of data from such sources as provided in the Registration Statement.

The Enverus fee-based subscription agreement (the “Enverus Agreement”) provides the Company with access to global oil and gas data, analytics and forecasting software for worldwide exploration, production and general midstream energy company information. Specifically, the Enverus Agreement provides the Company with access to general oil and natural gas data and information involving the oil and natural gas market. Upon request by the Company, Enverus prepares a statement of work that provides the Company with certain oil and natural gas statistical and informational data. The Enverus Agreement restricts the Company from (i) providing access or use of the proprietary information received from Enverus pursuant to the Enverus Agreement to any third party that competes with Enverus and (ii) using such proprietary information to develop software. The Enverus Agreement does not include any conditions or limitations on the use of data provided by Enverus pursuant to the Enverus Agreement and such use complies with all terms, conditions and obligations as set forth in the Enverus Agreement.

U.S. Securities and Exchange Commission

February 14, 2024

The consent requirements of Rule 436 (“Rule 436”) of the Securities Act of 1933, as amended (the “Securities Act”), are directed at circumstances in which an issuer has engaged a third party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with or incorporated into a registration statement. The data provided by Enverus pursuant to the Enverus Agreement was not commissioned for use in connection with the Registration Statement or to otherwise satisfy any specific disclosure requirement; rather such data was provided for research purposes in assisting the Company in developing its operating strategy and evaluating business opportunities. Further, the Company advises the Staff that Enverus is not an “expert” within the meaning of Rule 436. Section 7 (“Section 7”) of the Securities Act provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” Enverus, on the other hand, is a software platform that offers real-time access to analytics, insights and benchmark cost and revenue data sources from its partnership with U.S. energy producers and suppliers. Enverus primarily collects and aggregates data, and the information sourced from Enverus in the Registration Statement reflects such collected and aggregated data. Such data does not reflect the opinion or judgment of an “expert,” and Enverus is neither among the enumerated professions under Section 7, nor is it within a “profession [that] gives authority to a statement made by [such providers].” As such, the Company believes that Enverus is not “expert” and that its consent is not required in the Registration Statement For the foregoing reasons, the Company believes that Enverus should not be considered an “expert” within the meaning of U.S. federal securities laws and the Company respectfully submits that no consent is required to be filed as an exhibit to the Registration Statement with respect to the data provided by Enverus pursuant to the Enverus Agreement.

The NSAI fee-based subscription agreement (the “NSAI Agreement”) provides the Company with consulting services regarding petroleum engineering, geological, geophysical, petrophysical and evaluation services, including those related to the provision of oil and natural gas statistics and data. The NSAI Agreement provides for customary indemnification of NSAI by us for losses or claims related to the provision of services pursuant to the NSAI Agreement, as well as standard liability limitations for NSAI and covenants regarding cooperation in response to certain governmental requests. The NSAI Agreement does not include any conditions or limitations on the use of data provided by NSAI pursuant to the NSAI Agreement and such use complies with all terms, conditions and obligations as set forth in the NSAI Agreement. The Company advises the Staff that it will file the consent of NSAI as an exhibit in a future amendment to the Registration Statement.

U.S. Securities and Exchange Commission

February 14, 2024

6.

Please expand the discussion on page 110 regarding your disclosure of the number of development locations by probability on and surrounding your surface acreage to further relate this information to the continued development activity as described on pages 112 through 115. For example, explain the extent that these locations primarily support the assessment of your water handling operations and various business opportunities related to your surface acreage. If this information, specifically the high-probability well locations, was utilized by you or your third party engineer in the assessment of your proved undeveloped reserves as of December 31, 2022 and/or September 30, 2023, please expand your disclosure to include this clarification and provide further details as to such usage.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 112 of the Registration Statement accordingly.

We advise the Staff further that the information, metrics and various estimates provided by Netherland, Sewell & Associates, Inc., including the identified well locations on and around our land (the “NSAI Report”), and included in Submission No. 3 were not used by us or W.D. Von Gonten & Co. (“Von Gonten”), our independent petroleum engineer, in the assessment of our reserves as of December 31, 2022 or September 30, 2023, respectively, or the preparation of reserves reports prepared by Von Gonten (the “Reserves Reports”) and included as Exhibit 99.2 and Exhibit 99.3 in Submission No. 3. The NSAI Report describes various identified well locations within a certain proximity of our land, including well locations in which we do not hold any mineral or royalty interest, which we utilize to identify potential operational activity, revenue streams and drivers of our business on and around our surface acreage. In contrast, Von Gonten’s assessment of reserves and preparation of the Reserves Reports describe our actual ownership of mineral and royalty interests and strictly relied on the factors discussed on page 46 of the Registration Statement, rather than any information included in the NSAI Report. Neither we nor Von Gonten utilized, or relied on, the NSAI Report to present any reserves information included in Submission No. 3. We have revised the disclosure on page 158 of the Registration Statement to further clarify this point.

7.

We have read your response to prior comment 14 and note your footnote reference and disclosure of the definitions for a high-probability and medium-probability development location in the Glossary on page A-2. However, we reissue our comment as we are unable to locate an explanation that clarifies what the application of probability is measuring in relationship to the disclosure of these locations. We also note the definition of a high-probability and medium-probability development location presented in the Glossary refers to a set of definitions and guidelines other than those in Rule 4-10(a) of Regulation S-X that implies such locations would be classified as proved and probable, respectively, without further explanation as to the reason(s) for the reserve classification differences under the 2018 Petroleum Resources

U.S. Securities and Exchange Commission

February 14, 2024

Management System (“PRMS”). Please expand your disclosure to identify the technical and/or economic criteria applied to determine the differing levels of probability, e.g. high-probability, medium-probability or other potential. Also revise or modify the definitions in the Glossary to remove references to reserve categories under a set of definitions other than Rule 4-10(a) of Regulation S-X or explain why you believe your high-probability and medium-probably development locations would be classified as proved and probable undeveloped under the PRMS.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 158 and A-2 of the Registration Statement to remove all references to the probability of such locations.

Customers; Material Contracts and Marketing, page 139

8.

We acknowledge your updated disclosure in response to comment 23. However, please further expand your disclosures to discuss the material terms of these agreements, including any minimum term or purchase commitment provisions, and expand on your discussion of economic terms for each type of agreement to provide additional context to investors. For example, with respect to royalty rates, please revise to provide a royalty range for each type of agreement. Regarding the annual price increases, please revise to explain what you mean by “reflective of current market expectations for inflation” and when that provision would apply instead of a price increase that is tied to the Consumer Price Index. We also note your revised disclosures on pages 154 and 155 stating that you do not generally have evidence of approval of your operators’ development plans and that you are not provided information from your customers as to whether any wells drilled on your property are classified as exploratory or as developmental wells. Revise to add disclosures with respect to each type of agreement to explain the division of obligations between you and the counterparties regarding regulatory, including environmental, obligations and compliance. To the extent applicable, please add appropriate risk disclosure regarding any lack of oversight of your customers’ compliance with environmental and other regulatory obligations and any potential impact on you.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 88, 89, 114 and 117 of the Registration Statement accordingly.

Business

Oil, Natural Gas and NGL Data

Summary of Reserves, page 152

9.

We have read your response to prior comment 16 and note your expanded disclosure includes the statement, “The following table presents our proved, probable and possible reserves as of December 31, 2022, based on our proved, probable and possible reserve estimates as of such date, which have been prepared by Von Gonten.” We note your presentation and the disclosure in the Von Gonten reserve reports, Exhibit 99.2 and 99.3, do not include estimates of probable and possible reserves. Please revise your disclosure to remove the reference to such reserves. Also expand your statement to clarify the estimates of proved reserves as of September 31, 2023 were prepared by Von Gonten.

U.S. Securities and Exchange Commission

February 14, 2024

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 155 of the Registration Statement accordingly.

PUDs, page 153

10.

We have read your response to prior comment 17 and note the discussion of the changes in proved undeveloped reserves provided on page 154 does not relate the explanation for a change to a specific line item entry in the tabular reconciliation shown on page 153. For example, the explanation for the changes that occurred during 2022 does not identify which change was due to extensions and discoveries and which change was due to revisions of previous estimates. Furthermore, we are unable to find an explanation for the revisions of previous estimates which occurred during 2023. Please revise your disclosure as necessary to comply with Item 1203(b) of Regulation S-K. We also note your explanation of the changes in total proved reserves due to revisions of previous estimates provided on page F-40 appears to identify several unrelated and potentially offsetting factors such as changes in commodity prices, historical and projected performance as well as other unidentified factors. Please expand your disclosure to separately identify and quantify the volumes associated with each contributing factor, including offsetting factors, so the change in net reserve quantities is fully explained and reconciled for each period presented, e.g. 2022 and separately for 2023. Refer to the disclosure requirements in FASB ASC 932-235-50-5.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 157 and F-40 of the Registration Statement accordingly.

11.

We have read your response to prior comment 18 and note several selection criteria included in your response letter, as noted below, were not incorporated into your expanded disclosure of the evaluation methods used to determine proved undeveloped reserves. Please expand the discussion provided on page 154 to additionally clarify your assessment:

•	is based on locations that are economically producible,

•	only includes locations that are direct offsets to productive wells,

•

considers publicly available information related to the operators of our acreage, including the number of drilling rigs each operator are running, actual drilling permits issued, information disclosed on drilling and development programs, and announced capital budgets, and

•	includes informal contact with operators to understand whether our expectations of their drilling and development activities are consistent with their near-term drilling schedules.

U.S. Securities and Exchange Commission

February 14, 2024

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 158 of the Registration Statement accordingly.

12.

Please revise the disclosure that you limit your PUDS to the quantities of oil and natural gas that are reasonably certain to be recovered in the next five years to clarify, if true, that all of your PUDs are scheduled to be developed within five years of initial disclosure as proved undeveloped reserves. Refer to Rule 4-10(a)(22)(ii) of Regulation S-X and Item 1203(d) of Regulation S-K, respectively.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 158 of the Registration Statement accordingly.

13.	Please expand the disclosure under the section Risk Factors to address the risk for timing, drilling and outcomes for your proved undeveloped reserves.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 46 of the Registration Statement accordingly.

Production and Price History, page 154

14.

We have reviewed your expanded disclosure in response to prior comment 20 and note there appears to be a discrepancy in the disclosed NGL production volume of 47 MBbl and total production of 290 MBoe on page 154 versus the NGL production of 46 MBbl and total production of 289 MBoe on page F-39. Please revise your disclosure to resolve this inconsistency or tell us why a revision is not needed.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 96, 99 and 159 of the Registration Statement accordingly.

Net Mineral Acres, page 155

15.

We have reviewed your expanded acreage disclosure in response to prior comment 21; however, your disclosure does not provide a break-out of your acreage on a gross/net developed and undeveloped basis. Please revise your disclosure as necessary to comply with Items 1208(a) and (b) of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 159 of the Registration Statement accordingly. We respectfully advise the Staff that we will include a historical break-out of our acreage on a gross/net developed and undeveloped basis in a subsequent filing.

Description of Shares

Transfer of common shares, page 183

16.

We acknowledge your revised disclosures in response to prior comment 27. Please further revise your disclosure to explain when you may take these actions and add risk disclosures to the extent applicable.

U.S. Securities and Exchange Commission

February 14, 2024

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 187 of the Registration Statement accordingly.

DBR Land Holdings LLC and Subsidiaries

Consolidated Financial Statements, page F-13

17.

We note the revisions made to your consolidated statements of operations, balance sheets, statements of changes in member’s equity and statement of cash flows since the prior submission. Please tell us how you considered the guidance in ASC 250 and SAB 99 in concluding that the changes should not be reported as errors in previously issued financial statements. Otherwise, further revise by providing all the disclosures required by ASC 250-10-50, label the appropriate columns of the financial statements as “Restated” and have your auditor revise its report to reference the restatement consistent with paragraph 18e of PCAOB Auditing Standard 3101. We remind you that any restatements as a result of identified errors would still be required to be disclosed even in a draft registration statement. See Question 38 from JOBS Act FAQs.

RESPONSE: We acknowledge the Staff’s comment and respectfully submit the following discussion with respect to the changes in the consolidated financial statements. In the Company’s first confidential submission with the SEC, the historical audited financial statements of OpCo were included. However, at the time of the first confidential filing submission, the legal structuring of the transaction was not finalized. Upon finalization of the legal structuring, it was determined that DBR Land Holdings LLC (“HoldCo”) would be the entity submitting to go public. Accordingly, the Company produced and engaged an audit of HoldCo’s historical audited financial statements, which were included in the Company’s second confidential filing with the SEC. There were differences between OpCo’s and HoldCo’s financial statements as disclosed in the first confidential filing. In addition, the Company also acknowledges there was an error in OpCo’s financial statements which were included in the first confidential filing. If OpCo’s financial statements were reissued or issued again, the guidance in ASC 250 and SAB 99 would be followed and the error would be reported as an error in previously issued financial statements. However, restatement of HoldCo’s financial statements would not be appropriate as the Company had not previously prepared, engaged an audit of, or issued HoldCo financial statements prior to their submission in the second confidential filing.

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-23

18.

We note your response to our prior comment 30. Please separately disclose your rental revenue amounts accounted for under ASC 842 from contracts with customers accounted for under ASC 606 for each of the periods presented. See ASC 606-10-50-4a.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page F-25 of the Registration Statement accordingly.

U.S. Securities and Exchange Commission

February 14, 2024

Item 17. Undertakings, page II-3

19.

We note that you have deleted certain of your undertakings. Please note, for example, that the Item 512(a)(6) undertaking is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. Please make corresponding revisions, or advise.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages II-3 and II-4 of the Registration Statement accordingly.

Exhibits

20.

The disclosures in Exhibits 99.2 and 99.3 do not appear to address all of the reserve report requirements pursuant to Item 1202(a)(8) of Regulation S-K or contain incomplete or inconsistent information regarding the evaluation. Please obtain and file revised reserve reports to address the following points:

•

The effective date of the reserve reports should be revised to “as of the end of the evaluation periods”; e.g. as of September 30, 2023 and as of December 31, 2022, to correlate with the unweighted arithmetic average of the first-day-of-the-month historical prices (Item 1202(a)(8)(ii) and the requirements in Item 1202(a)).

•	The date on which the reports were completed (Item 1202(a)(ii)).

•	The average realized prices by product for the reserves included in the reports as part of the discussion of primary economic assumptions (Item 1202(a)(8)(v)).

•

The reports should include an explanation of why the third party included operating expenses and capital costs as part of the evaluation; however, such costs were not deducted in determining the estimated future net revenues as part of the discussion of primary economic assumptions specific to the Company (Item 1202(a)(8)(v)).

•

The reports include a discussion of abandonment costs which are not relevant to the Company’s royalty interests and should revised or modified as appropriate to comply with the discussion of primary economic assumptions specific to the Company (Item 1202(a)(8)(v)).

RESPONSE: We acknowledge the Staff’s comment and have included revised reserves reports prepared by Von Gonten as Exhibit 99.2 and Exhibit 99.3.

*   *   *   *   *

U.S. Securities and Exchange Commission

February 14, 2024

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David Oelman of Vinson & Elkins L.L.P. at (713) 758-3708 or Michael S. Telle of Vinson & Elkins L.L.P. at (713) 758-2350.

Very truly yours,

LANDBRIDGE COMPANY LLC

By:	/s/ Steven R. Jones
Name:	Steven R. Jones
Title:	Co-Chief Executive Officer

Enclosures

cc:	David Oelman, Vinson & Elkins L.L.P.

Michael S. Telle, Vinson & Elkins L.L.P.